                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 13)


                               G & L Realty Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36127 11 09
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Aaron A. Grunfeld, Esq.
                        Resch Polster Alpert & Berger LLP
                       10390 Santa Monica Blvd., 4th Floor
                          Los Angeles, California 90025
                                 (310) 277-8300

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  September 17, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         2

CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons.

               Lyle Weisman
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    93,700
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   93,700
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          93,700
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13) Percent of Class Represented by Amount in Row (11) Approximately 3.7% based upon total number of shares shown outstanding after the most recent 13D/A filings by Steven D. Lebowitz and Daniel M. Gottlieb on August 21, 2001.
          ---------------------------------------------------------------------

         3

CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons.

               Asher Gottesman
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    40,560
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   40,560
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          40,560
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13) Percent of Class Represented by Amount in Row (11) Approximately 1.6% based upon total number of shares shown after the most recent 13D/A filings by Steven D. Lebowitz and Daniel M. Gottlieb on August 21, 2001.

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person
                    IN
          ---------------------------------------------------------------------

         4

CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons

               Len Fisch
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     205,700 joint voting power with
    Each                       Igor Korbatov
  Reporting            --------------------------------------------------------
 Person With           (9)     Sole Dispositive Power

                       --------------------------------------------------------

                       (10)    Shared Dispositive Power
                               205,700 joint dispositive power with
                               Igor Korbatov

                       --------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person 205,700, jointly with Igor Korbatov

          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------
 (13) Percent of Class Represented by Amount in Row (11) Approximately 8.2% based upon total number of shares shown after the most recent 13D/A filings by Steven D. Lebowitz and Daniel M. Gottlieb on August 21, 2001.
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person
                    IN
          ---------------------------------------------------------------------

         5

CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons.

               Igor Korbatov
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     205,700 joint voting power with
    Each                       Len Fisch
  Reporting            --------------------------------------------------------
 Person With           (9)     Sole Dispositive Power

                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               205,700 joint dispositive power with
                               Len Fisch
                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          205,700, jointly with Len Fisch
          ---------------------------------------------------------------------
 (12)     Check if Aggregate Amount in Row (11) Excludes Certain Shares    [  ]

          ---------------------------------------------------------------------
 (13) Percent of Class Represented by Amount in Row (11) Approximately 8.2% based upon total number of shares shown after the most recent 13D/A filings by Steven D. Lebowitz and Daniel M. Gottlieb on August 21, 2001.
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person
                    IN
          ---------------------------------------------------------------------

         6

The Schedule 13D, dated May 11, 2001, filed by the Reporting Persons, as amended by Amendment No. 1 filed on May 17, 2001, as amended by Amendment No. 2 filed on May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001, as amended by Amendment No. 7 filed on July 10, 2001, as amended by Amendment No. 8 filed on August 1, 2001, as amended by Amendment No. 9 filed August 8, 2001, as amended by Amendment No. 10 filed August 22, 2001, as amended by Amendment No. 11 filed August 31, 2001, as amended by Amendment No. 12 filed September 6, 2001 (each, a "Prior Filing, and together, the "Prior Filings"), and as further amended by this Amendment No. 13 filed September 17, 2001. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Prior Filings.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Each of the Reporting Persons purchased the Common Stock in regular market transactions utilizing personal funds and funds made available on margin.

The aggregate purchase price for the shares of Common Stock purchased through August 30, 2001 by Lyle Weisman was approximately $1,146,994.

The aggregate purchase price for the shares of Common Stock purchased through August 30, 2001 by Asher Gottesman was approximately $496,154.

The aggregate purchase price for the shares of Common Stock purchased through August 30, 2001 by Len Fisch and Igor Korbatov was approximately $2,549,501.

ITEM 4. PURPOSE OF TRANSACTION

Reference is made to the Prior Filings for a complete history of the proposals made by WGFK.

On September 17, 2001, Reporting Persons sent a letter to the Special Committee of the Board of Directors of G&L Realty Corp. offering to buy all common shares of the Company at $15.50 per share. In delivering that letter, the Reporting Persons also noted their strong disagreement with any report that purports to support a merger with the controlling shareholders at $12.00 per share. A copy of that letter is attached hereto as Exhibit B. The following discussion of its contents is qualified in its entirety by reference to Exhibit B.

         7


                      OFFER TO BUY ALL OF G&L REALTY CORP.

The Reporting Persons asked that the Special Committee indicate its acceptance of either Proposal A or Proposal B, as detailed below.

PROPOSAL A -- CASH-OUT MERGER AT $15.50 PER SHARE

     The Reporting Persons offer to acquire all of the issued and outstanding Common Stock of the Company (the "Company Stock") to be effected via a cash-out merger, with an entity to be formed by the Reporting Persons, at a price of $15.50 per share of Company Stock. Unexercised but vested options would be purchased for a cash price equal to the difference between $15.50 and the exercise price per share of such options, less required withholding of taxes. The merged entity will succeed to all rights of the Company, and will assume all of the Company's disclosed obligations associated with outstanding shares of Preferred Stock and the Company's indebtedness.

     Due Diligence Waiver. The Reporting Persons waived due diligence as a pre-condition to any transaction at $15.50 per share.

     Good Faith Deposit. The Reporting Persons indicated that they would deliver into an interest-bearing trust account of the Company's counsel, Ballard Spahr Andrews & Ingersoll, LLP, a cashier's check in the amount of $750,000 (the "Initial Deposit") within two (2) business days after the Special Committee accepts the offer by the Reporting Persons. No later than three (3) business days following execution of a definitive agreement between the Company and the Reporting Persons (the "Acquisition Agreement"), the Reporting Persons will increase the Good Faith Deposit by $1,750,000, for a total of $2,500,000, to be credited towards the purchase price of the Company Stock (together with the Initial Deposit, the "Good Faith Deposit"). The Reporting Persons expect that the Acquisition Agreement would in all substantive respects be similar to the Merger Agreement executed by the Company with Messrs. Gottlieb and Lebowitz. Should no transaction whereby holders of Company Stock receive aggregate consideration of at least $12.00 for each share they own (regardless of the originator of such transaction) close within twelve (12) calendar months from the date of the Acquisition Agreement, the Good Faith Deposit shall become non-refundable to the Reporting Persons and be paid to the Company. In the view of the Reporting Persons the Special Committee ought therefore have no qualms as to the costs to shareholders in the event of a failed transaction.

     No Financing Contingency. The offer to buy the Company is not subject to any financing contingency.

     Other Matters. As is customary this offer is subject to the negotiation and execution of the Acquisition Agreement, and the termination of the merger agreement between the Company and the controlling shareholders. To eliminate concerns expressed by the Special Committee, termination of the merger agreement between the Company and the controlling shareholders may go into effect upon execution of the Acquisition

         8

Agreement. For the reasons presented in the prior paragraph, the Reporting Persons expect to be able to be in a position to finalize and sign the Acquisition Agreement within five business days after acceptance of this offer. The Reporting Persons expect that the Acquisition Agreement will contain provisions permitting the Board of Directors to furnish information to and engage in discussions with other persons or entities who may make unsolicited offers to acquire the Company or the Company's Assets at cash prices and terms that are superior to those offered by the Reporting Persons. The Acquisition Agreement will permit the Company's Board of Directors to terminate the Acquisition Agreement in order to accept an offer from a third party that is superior to the one contained in this letter. The termination fee payable to the Reporting Persons of $2,500,000 as previously offered by the Special Committee to the Reporting Persons is acceptable.

PROPOSAL B -- DIRECT OFFER TO SHAREHOLDERS TO PURCHASE ALL COMMON SHARES

     If the Special Committee rejects Proposal A, then the Reporting Persons ask that the Special Committee and the Board of Directors of the Company approve and recommend a direct offer from the Reporting Persons addressed to all common shareholders of the Company as follows:

o    Purchase Price - $15.50 per share;

o Acquiring Party -- a new entity to be formed by the Reporting Persons and principally owned by them;

o Timing -- as soon as may be practicable, consistent with applicable corporate and securities laws and exchange regulations;

o    Maximum number of shares -- 100% of issued and outstanding common stock;

o Minimum number of shares -- 40% of issued and outstanding common stock, inclusive of shares owned by the Reporting Persons;

o Due Diligence -- None; the offer by the the Reporting Persons to purchase all of the shares of common stock from holders will not be conditioned on any due diligence requirement;

o Merger -- If the Reporting Persons acquire more than 50% of outstanding shares as a result of this proposal, it will as soon thereafter as may be practicable seek to effect a cash-out merger between the acquiring entity and the Company upon the same terms and conditions. In that event, the Reporting Persons will cause unexercised but vested options to be purchased for a cash price equal to the difference between $15.50 and the exercise price per share of such options, less required withholding of taxes;

o Merger Termination -- the Merger Agreement between the Company and its controlling shareholders, Messrs. Gottlieb and Lebowitz, at $12.00 per share will be terminated;

         9

o Cooperation -- The Reporting Persons will receive the good faith cooperation of the Board of Directors and the Board of Directors shall issue its favorable recommendation in support of the offer by the Reporting Persons to shareholders of the Company;

o Delisting -- the Company shall promptly, upon completion of the tender offer, take such steps as may be necessary or appropriate for delisting the shares of common stock from trading; and

o Good Faith Deposit -- Subject to the foregoing, the Good Faith Deposit will be non-refundable to the Reporting Persons as indicated above in connection with Proposal A, except that a transaction will be deemed to have occurred if the Reporting Persons achieve at least 40% minimum ownership.

     The offer set forth in this letter, in the form of either Proposal A or Proposal B, will expire at 5:00 p.m. Pacific Daylight Time on September 24, 2001, unless accepted, or mutually extended, by that time.

The Reporting Persons, individually or collectively, may continue to acquire additional securities or dispose of securities of the Company in the future in their sole discretion.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)


                         Aggregate Number of Shares

         10


Name                         Beneficially Owned               Approximate Percentage of Class
----                     --------------------------           -------------------------------

Lyle Weisman                     93,700                                    3.7%

Asher Gottesman                  40,560                                    1.6%

Len Fisch and
Igor Korbatov                   205,700                                    8.2%



Percentages in the foregoing table are based upon shares outstanding after giving effect to issuances made by the Company to Messrs. Gottlieb and Lebowitz in exchange for Operating Partnership Units, in August 2001, as reflected on Schedules 13D/A, as filed on August 21, 2001. Without giving effect to these issuances, based on the Company's most recently reported shares outstanding in the amount of 2,333,800, the approximate percentage of class owned Messrs. Weisman, Gottesman, and Messrs. Fisch/Korbatov jointly is 4.0%, 1.7%, and 8.8%, respectively. (b)

1.  Lyle Weisman has sole voting and dispositive power over his 93,700 shares.

2. Asher Gottesman has sole voting and dispositive power over his 40,560 shares.

3. Len Fisch and Igor Korbatov have joint voting and dispositive power over their 205,000 shares.

(a) Transactions effected during the past sixty days through September 10, 2001:

Reference is made to the Prior Filings.

1. The following are additional Common Stock purchases by Asher Gottesman from September 5, 2001:



Date                    No. of Shares Purchased         Price
----                    -----------------------         ------

9/10/2001                         100                   $12.50



2. The following are additional Common Stock purchases by Len Fisch and Igor Korbatov from September 5, 2001:



Date                    No. of Shares Purchased         Price
----                    -----------------------         ------

9/17/2001                         700                   $12.50

         11


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A, Joint Filing Agreement among the Reporting Persons.

Exhibit B, Fifth Amended Offer, dated September 5, 2001



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 17, 2001

/s/ Lyle Weisman
-----------------------------------
Lyle Weisman

Date:  September 17, 2001

/s/ Asher Gottesman
-----------------------------------
Asher Gottesman

Date:  September 17, 2001

/s/ Len Fisch
-----------------------------------
Len Fisch

Date:  September 17, 2001

/s/ Igor Korbatov
-----------------------------------
Igor Korbatov

         12

                                    EXHIBIT A
                             Joint Filing Agreement

     Each of the undersigned hereby agrees to file jointly the statement on
Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d (2) (f) promulgated under the Securities Exchange Act of 1934, as amended.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Date: May 11, 2001

                                          /s/ Lyle Weisman
                                          ---------------------------
                                          Lyle Weisman

                                          /s/ Asher Gottesman
                                          ---------------------------
                                          Asher Gottesman

                                          /s/ Len Fisch
                                          ---------------------------
                                          Len Fisch

                                          /s/ Igor Korbatov
                                          ---------------------------
                                          Igor Korbatov

                                                                      EXHIBIT B




                                      WGFK





                               September 17, 2001

VIA FACSIMILE (410) 528-5650

The Special Committee
of the Board of Directors
G&L Realty Corp.
c/o Sharon A. Kroupa, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
300 East Lombard Street, Suite 1900
Baltimore, Maryland 21202-3268

      Re:    Offer to Purchase G&L Realty Corp.
             ----------------------------------

Gentlemen:

     On behalf of Lyle Weisman, Asher Gottesman, Len Fisch and Igor Korbatov (collectively, "WGFK"), the undersigned acknowledges receipt of your letter dated September 7, 2001.

     From the outset of our expressed intent, by letter dated June 5, 2001, to acquire G&L Realty Corp. (the "Company"), WGFK has sought the approval of the Special Committee of the Board of Directors (the "Special Committee") to acquire, via merger, 100% of the Company. In subsequent amendments to our offer, by letters dated June 22, 2001, July 6, 2001, July 30, 2001, August 21, 2001 and September 5, 2001, that intent has not changed.

     The most recent offer, delivered to the Special Committee for approval, included our willingness to deposit the $2.5 million which the Special Committee requested from WGFK, and involved a purchase price of $15.50 per share that was NOT SUBJECT TO DUE DILIGENCE OR TO A FINANCING CONTINGENCY.

     We strongly disagree with any report by Houlihan Lokey Howard & Zukin ("Houlihan") that purports to support the fairness--from any standpoint--of a merger based on $12.00 per share offered by the controlling shareholders. In fact, as our prior correspondence indicates, we firmly

The Special Committee
c/o Sharon A. Kroupa, Esq.
September 17, 2001
Page 2



believe that the underlying values per common share are higher--and are likely to be very much higher. Your advice to us that Messrs. Gottlieb and Lebowitz will not sell their shares to us confirms our belief that they concur with our views of underlying values being worth substantially more than $15.50 per share.

     It may be that a disinterested person, looking at the record of our attempts to buy the Company, would conclude that the Special Committee has been established as a kind of gatekeeper to prevent entry of outsiders from spoiling the materially inadequate $12.00 per share cash offer made by the controlling shareholders. WGFK would prefer to believe that it is the goal of the Special Committee to maximize value for all of the Company's shareholders. In furtherance of that belief, we are restating below our offer to buy all of the
Company:


                      OFFER TO BUY ALL OF G&L REALTY CORP.

We ask that the Special Committee indicate its acceptance of either Proposal A or Proposal B, as detailed below.

PROPOSAL A -- CASH-OUT MERGER AT $15.50 PER SHARE

     WGFK hereby offers to acquire all of the issued and outstanding Common Stock of the Company (the "Company Stock") to be effected via a cash-out merger, with an entity to be formed by WGFK, at a price of $15.50 per share of Company Stock. Unexercised but vested options would be purchased for a cash price equal to the difference between $15.50 and the exercise price per share of such options, less required withholding of taxes. The merged entity will succeed to all rights of the Company, and will assume all of the Company's disclosed obligations associated with outstanding shares of Preferred Stock and the Company's indebtedness.

     Due Diligence Waiver. We have waived due diligence as a pre-condition to any transaction at $15.50 per share.

     Good Faith Deposit. WGFK shall deliver into an interest-bearing trust account of your counsel, Ballard Spahr Andrews & Ingersoll, LLP, a cashier's check in the amount of $750,000 (the "Initial Deposit") within two (2) business days after the Special Committee accepts our offer. No later than three (3) business days following execution of a definitive agreement between the Company and WGFK (the "Acquisition Agreement"), WGFK will increase the Good Faith Deposit by $1,750,000, for a total of $2,500,000, to be credited towards the purchase price of the Company Stock (together with the Initial Deposit, the "Good Faith Deposit"). We expect that the Acquisition Agreement would in all substantive respects be similar to the Merger

The Special Committee
c/o Sharon A. Kroupa, Esq.
September 17, 2001
Page 3



Agreement executed by the Company with Messrs. Gottlieb and Lebowitz. Should no transaction whereby holders of Company Stock receive aggregate consideration of at least $12.00 for each share they own (regardless of the originator of such transaction) close within twelve (12) calendar months from the date of the Acquisition Agreement, the Good Faith Deposit shall become non-refundable to WGFK and be paid to the Company. The Special Committee ought therefore have no qualms as to the costs to shareholders in the event of a failed transaction.

     No Financing Contingency. The offer to buy the Company is not subject to any financing contingency.

     Other Matters. As is customary this offer is subject to the negotiation and execution of the Acquisition Agreement, and the termination of the merger agreement between the Company and the controlling shareholders. To eliminate concerns expressed by the Special Committee, termination of the merger agreement between the Company and the controlling shareholders may go into effect upon execution of the Acquisition Agreement. For the reasons presented in the prior paragraph, WGFK expect to be able to be in a position to finalize and sign the Acquisition Agreement within five business days after acceptance of this offer. WGFK expect that the Acquisition Agreement will contain provisions permitting the Board of Directors to furnish information to and engage in discussions with other persons or entities who may make unsolicited offers to acquire the Company or the Company's Assets at cash prices and terms that are superior to those offered by WGFK. The Acquisition Agreement will permit the Company's Board of Directors to terminate the Acquisition Agreement in order to accept an offer from a third party that is superior to the one contained in this letter. The termination fee payable to WGFK of $2,500,000 as previously offered by the Special Committee to WGFK is acceptable.

PROPOSAL B -- DIRECT OFFER TO SHAREHOLDERS TO PURCHASE ALL COMMON SHARES

         If the Special Committee rejects Proposal A, then we ask that the Special Committee and the Board of Directors of the Company approve and recommend a direct offer from WGFK addressed to all common shareholders of the Company as follows:

     o    Purchase Price - $15.50 per share;

     o Acquiring Party -- a new entity to be formed by WGFK and principally owned by them;

     o Timing -- as soon as may be practicable, consistent with applicable corporate and securities laws and exchange regulations;

The Special Committee
c/o Sharon A. Kroupa, Esq.
September 17, 2001
Page 4



     o Maximum number of shares -- 100% of issued and outstanding common stock;

     o Minimum number of shares -- 40% of issued and outstanding common stock, inclusive of shares owned by WGFK;

     o Due Diligence -- None; WGFK's offer to purchase all of the shares of common stock from holders will not be conditioned on any due diligence requirement;

     o Merger -- If WGFK acquires more than 50% of outstanding shares as a result of this proposal, it will as soon thereafter seek to effect a cash-out merger between the acquiring entity and the Company upon the same terms and conditions. In that event, WGFK will cause unexercised but vested options to be purchased for a cash price equal to the difference between $15.50 and the exercise price per share of such options, less required withholding of taxes;

     o Merger Termination -- the Merger Agreement between the Company and its controlling shareholders, Messrs. Gottlieb and Lebowitz, at $12.00 per share will be terminated;

     o Cooperation -- WGFK will receive the good faith cooperation of the Board of Directors and the Board of Directors shall issue its favorable recommendation in support of the WGFK offer to shareholders of the Company;

     o Delisting -- the Company shall promptly, upon completion of the tender offer, take such steps as may be necessary or appropriate for delisting the shares of common stock from trading; and

     o Good Faith Deposit -- Subject to the foregoing, the Good Faith Deposit will be non-refundable to WGFK as indicated above in connection with Proposal A, except that a transaction will be deemed to have occurred if WGFK achieves at least 40% minimum ownership.


     The offer set forth in this letter, in the form of either Proposal A or Proposal B, will expire at 5:00 p.m. Pacific Daylight Time on September 24, 2001, unless accepted, or mutually extended, by that time. This offer may be accepted by executing a counterpart of this letter, and returning it to the undersigned prior to that date and time.

Additional Issues Raised by the Special Committee

     Under separate cover, we are forwarding to your counsel a summary of our business plan.

The Special Committee
c/o Sharon A. Kroupa, Esq.
September 17, 2001
Page 5



     In light of our statements above, WGFK would find continued concerns that shareholders will allegedly suffer if there is a failure to close a transaction to be troubling. In view of WGFK's willingness to commit to the Good Faith Deposit, as requested by the Special Committee, shareholders should be permitted to vote on or otherwise accept WGFK's offer in the form of either Proposal A or Proposal B. It is only rational for people to believe that shareholders will vote in favor of their economic best interests. On that basis and on the basis that the Company's available filings with the Securities and Exchange Commission are accurate and complete, WGFK is confident that they will be able to obtain more than 50% of the vote of the Company Stock. However, a fair reading of your most recent letters indicates that Messrs. Gottlieb and Lebowitz currently have agreements in place with persons holding more than 10% of the outstanding Company Stock. Inasmuch as those persons are not permitted to be "Continuing Shareholders" under the merger agreement, if there are such currently undisclosed economic arrangements with a select few shareholders and Messrs. Gottlieb and Lebowitz, then we again urgently request the Special Committee promptly to provide us with details of those arrangements so that WGFK may be able to address those specifics in support of our superior cash offer.

     Your letter reflects that we do not need the approval or consent of the Special Committee to conduct a tender offer. That has not been our understanding. We again request that the Company provide us with a waiver of the 8.0% limitation on ownership of Equity Stock.

     The undersigned has been authorized to execute this Sixth Amendment to Offer by each of the other persons constituting WGFK. If you have any questions, please do not hesitate to contact WGFK through its counsel at the following address and phone number:

                           Aaron A. Grunfeld Esq.
                           Resch Polster Alpert & Berger LLP
                           10390 Santa Monica Boulevard, 4th Floor
                           Los Angeles, California 90025-5058
                           Telephone (310) 277-8300
                           Facsimile (310) 552-3209


[Signatures only on next page.]

The Special Committee
c/o Sharon A. Kroupa, Esq.
September 17, 2001
Page 6



     We look forward to your prompt acceptance of this offer.


                                         Very truly yours,

                                         WGFK

                                        /s/ IGOR KORBATOV
                                         -----------------------------------
                                         By:  Igor Korbatov



ACCEPTED Proposal ___ (indicate A or B):

On behalf of the Members of the
Board of Directors of the Company



By:_______________________________

      Its:________________________

Date:_____________________________